B. Craig Owens Senior Vice President — Chief Financial Officer and Chief Administrative Officer	Campbell Soup Company One Campbell Place Camden, NJ 08103-1799 856-342-5270 856-342-3965 Fax craig_owens@campbellsoup.com
April 7, 2011
Mr. Mark Shannon
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Campbell Soup Company Form 10-K for the Fiscal Year Ended August 1, 2010 Filed September 29, 2010 Form 10-Q for the Fiscal Quarter Ended January 30, 2011 Filed March 9, 2011 File No. 1-3822
Dear Mr. Shannon:
This letter is submitted on behalf of Campbell Soup Company (“Campbell” or the “company”) in response to your letter dated March 24, 2011, regarding the Form 10-K for the Fiscal Year ended August 1, 2010 and the Form 10-Q for the Fiscal Quarter ended January 30, 2011.
We have reviewed your comments carefully and set forth our responses below. For ease of reference, the text of each numbered comment is reproduced in italics immediately preceding our corresponding response. Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for Exhibits A and B provided in connection with our response to comment 1 below, and certain net sales and EBIT growth rates provided in connection with our response to comment 2 below.
Having reviewed the referenced filings in light of your comments, we continue to believe that these filings comply with applicable disclosure requirements.
Form 10-K for the Fiscal Year Ended August 1, 2010
Item 8: Financial Statements, page 34
Note 6: Business and Geographic Segment Information, page 43

Mr. Mark Shannon
U.S. Securities and Exchange Commission
April 7, 2011
1.	In response to prior comment three, you state that supplemental information is provided in the CODM package for net sales and allocated EBIT for the soup, sauces, and beverage product lines within your U.S. Soup, Sauces and Beverages operating segment. We also note that you appear to separately discuss the performance of each of these lines during your second quarter earnings conference call. In your response, you indicate that these product lines do not meet the definition of an operating segment, under ASC 280-10-50-1, because the CODM determines performance objectives and allocation of resources at the U.S. Soup, Sauces and Beverages level. To help better understand the reason why U.S. Soup, Sauces, and Beverages are not three separate operating and reportable segments, please:
•	Explain to us why the supplemental information is included in the CODM package and how the CODM utilizes this information, including, but not limited to, how this information is used in preparing for your earnings calls;

Supplemental information concerning net sales is provided in the CODM package to enable the CODM to monitor the sales performance of product lines within the U.S. Soup, Sauces and Beverages operating segment. In addition to quantifying the percent change in net sales due to volume/mix, price and sales allowances, and promotional spending, the company discusses the sales performance of the product lines within the segment in earnings calls, earnings press releases and Management’s Discussion and Analysis, to enhance investors’ understanding of the segment’s sales performance.

Supplemental information concerning allocated EBIT performance is also included in the CODM package. This information is not used in preparations for earnings calls, because EBIT performance is discussed externally only with respect to the segment as a whole. The company does not discuss EBIT performance at the product line level in earnings calls, earnings press releases, or Management’s Discussion and Analysis.

In determining our operating segments, we considered the provisions in ASC 280-10-50-6 through 280-10-50-8. ASC 280-10-50-6 states, in relevant part, that “a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” The CODM allocates resources and assesses performance for the U.S. Soup, Sauces and Beverages operating segment as a whole. EBIT targets and capital budgets are established by the CODM for the segment as a whole. Financial performance is measured for the segment as a whole. The segment manager is directly accountable to and maintains regular contact with the CODM, and the annual incentive plan for segment management is based on the segment as a whole. Financial information is provided to the Board of Directors for the total segment.

ASC 280 provides that the totality of information and other factors should be considered in identifying operating segments. Consistent with this approach, in our segment evaluation, we also considered the level of information presented to the Board of Directors, the level of performance objectives, and the level of autonomy of the segment manager. We believe that reporting U.S. Soup, Sauces and Beverages as one segment is consistent with ASC 280 and provides meaningful information to investors because it

Mr. Mark Shannon
U.S. Securities and Exchange Commission
April 7, 2011
reflects management’s view of the business. The fact that the CODM package contains supplemental information is not inconsistent with this analysis.

In addition to the CODM, the CODM reporting package is also distributed to the corporate leadership team, which consists of segment managers and managers of corporate functions, and is used by these managers to monitor performance. The package provides an overview of business performance and a measure of corporate staff expenses. The supplemental information included in the package is used by the segment manager for U.S. Soup, Sauces and Beverages to monitor performance within the segment. It is not used by the CODM in allocating resources.

•	Provide to us the information cited in your response that you supply to the Board of Directors;

We provide to the Board of Directors bi-monthly financial information on the total U.S. Soup, Sauces and Beverages business, including year-to-date sales and EBIT performance compared to plan and prior year. The supplemental sales and EBIT information that appears in the CODM package is not provided to the Board of Directors in the bi-monthly financial information report. The financial information supplied to the Board of Directors for the period ended August 1, 2010 is enclosed as Exhibit A.

The information presented to the Board of Directors underscores the level at which resources are allocated and, in our view, supports our determination that U.S. Soup, Sauces and Beverages is a single segment. The data provided to the Board is generally indicative of the manner in which management views the activities of the enterprise, allocates resources, and measures performance and is thus a good indicator of segments. In addition, as part of our quarterly earnings release process, we provide information to the Audit Committee concerning sales and operating earnings at the level of our four reportable segments (U.S. Soup, Sauces and Beverages; Baking and Snacking; International Soup, Sauces and Beverages; and North America Foodservice).

•	Describe to us the entire process of determining annual earnings targets and capital spending budgets for each of your operating segments, including the preparatory and approval steps, the roles of the segments’ managers and the CODM, and the points of communication between segment managers and the CODM. As part of your response, highlight any differences in methodology and procedures that exist between operating segments; and

The annual planning process follows the company’s three-year Strategic Planning cycle, and is summarized as follows:
a.	Utilizing the output from the Strategic Planning process, the corporate financial planning group develops annual plan EBIT targets and capital budgets, at the following levels: U.S. Soup, Sauces and Beverages (one target in aggregate only); Canada; North America Foodservice; Europe; Asia Pacific; Latin America; and Pepperidge Farm. For U.S. Soup, Sauces and Beverages, there are no EBIT targets or capital budgets at levels lower than the total segment. The preliminary EBIT targets and capital spending budgets are reviewed and approved by the CFO.

Mr. Mark Shannon
U.S. Securities and Exchange Commission
April 7, 2011
b.	Earnings targets and capital spending budgets are provided to the segment managers, typically in March. Segment managers may set additional targets at lower levels within their businesses to build up a detailed plan, and may use the detailed budget information to monitor performance.

c.	In April, Operating Plans, which include (i) detailed income statements; (ii) analysis of changes in net sales, gross margin, and EBIT; (iii) capital expenditures; (iv) pricing actions; (v) inflation assumptions; and other information are submitted for U.S. Soup, Sauces and Beverages; Canada; North America Foodservice; Europe; Asia Pacific; Latin America; and Pepperidge Farm. The plans are presented and discussed with senior management, including the CFO. A second review of the plans is then undertaken with the CEO and CFO.

d.	Following the reviews with the CEO and CFO, additional feedback and guidance are provided to the segment managers, which may impact assumptions, targets, and initiatives related to products and marketing.

e.	Incorporating the feedback, segment managers resubmit their Operating Plans.

f.	The plans are aggregated to form a consolidated Operating Plan which is presented to the Board of Directors in June.

g.	Following the completion of the current fiscal year, final adjustments to the Operating Plans may be made shortly after the beginning of the new fiscal year for items such as currency assumptions and actual pension expense.
The process outlined above is generally consistent across each operating segment. One recent exception has been the need to agree on the specific levels of our investments in emerging markets (Russia and China) as the company established businesses in these markets.
•	Provide us with the 2010 earnings targets and capital spending budgets utilized by the segment managers and the CODM.

The 2010 earnings targets and capital budgets that were utilized by the segment managers and the CODM are enclosed as Exhibit B.
2.	In response to prior comment three, you indicate that the two Baking and Snacking operating segments that are being aggregated have similar economic characteristics, as measured by gross margin performance. When evaluating whether operating segments have similar economic characteristics, please tell us how you considered other metrics such as net sales, EBIT, EBIT margin (EBIT/Net Sales), and future growth expectations. Please provide us an analysis of these measures in your determination of whether aggregation of the Arnott’s and Pepperidge Farm operating segments is appropriate under ASC 280-10-50-11. If you believe evaluation of a particular measure is not needed, explain to us the basis for your conclusion.

As noted in our letter of March 11, 2011 and as referenced in ASC 280-10-50-11, we utilize gross margin as the primary measure in determining that the Arnott’s and Pepperidge Farm operating segments have similar economic characteristics. In our determination of economic similarity, we also considered the guidance in ASC 280-10-55-7A-7C, which utilizes gross

Mr. Mark Shannon
U.S. Securities and Exchange Commission
April 7, 2011
margin as the example and also indicates that evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. We concluded that gross margin, as well as sales trends and growth expectations, are the most meaningful economic characteristics since other measures, such as EBIT margin, may be impacted by the allocation of corporate overhead costs and other factors.

Information on additional financial metrics follows:
•	The historical three-year compound annual growth rates for net sales as of 2010 of the businesses were **** and ****, excluding divestitures, acquisitions and currency.

•	The historical three-year compound annual growth rates for EBIT as of 2010 of the businesses were **** and ****, excluding the impact of currency, divestitures, and certain amounts not considered to be indicative of the underlying business performance, such as a gain on sale of a facility.

•	With respect to future growth expectations, the Strategic Plan developed during fiscal 2010 projected three-year net sales growth rates for these businesses of **** and ****, and three-year EBIT growth rates of **** and ****, each achieved in a similar pattern.
As indicated by their gross margin performance and net sales and EBIT growth rates, the Arnott’s and Pepperidge Farm businesses have similar economic characteristics and similar future growth expectations. These businesses also operate in similar competitive environments, including competing against the same international competitor. Certain product development work for the businesses is performed on a combined basis. Both businesses manufacture and sell similar products, such as cookies, crackers and other baked products. The products are manufactured in a similar manner, using a baked oven process, and made with similar ingredients, such as flours, oils, cocoa and dairy products. The businesses therefore face similar exposure to commodity costs. Some products are marketed under both brand names (i.e., co-branded under both Arnott’s and Pepperidge Farm trademarks). Products are marketed and sold to similar types of retail customers (grocers and mass merchandisers). We believe the businesses meet the aggregation criteria as defined in ASC 280-10-50-11 and that aggregation is consistent with the objective and principles under ASC 280.

We consistently discuss the results of the Baking and Snacking segment in earnings calls, earnings press releases and Management’s Discussion and Analysis. In Management’s Discussion and Analysis, disclosures on sales and earnings performance are provided for each business within the segment in order to assist investors and users of the financial statements in assessing performance. We do not believe that reporting these businesses separately would add significantly to an investor’s understanding of the company’s financial results and prospects.

3.	It appears from the information you provided in response to prior comment three that you do not allocate any currency impact to your international segment for reporting purposes. Please clarify why this is the case.

The annual Operating Plan includes assumptions on forecasted currency translation rates. Since currency translation rates are outside of management’s control, we hold the plan rates constant in our internal reporting and in our assessment of performance against plan.

*	Amounts omitted from response pursuant to a confidential treatment request under 17 C.F.R. § 200.83.

Mr. Mark Shannon
U.S. Securities and Exchange Commission
April 7, 2011
Currency variations from plan are presented separately in internal reporting. For external reporting purposes, we believe results including the actual impact of currency, rather than plan currency rates, are more meaningful to investors. To assist investors in understanding the performance of the business, fluctuations in segment sales due to currency are quantified and disclosed in Management’s Discussion and Analysis. Currency is also identified as a causal factor in fluctuations on earnings performance, when applicable.
We are mindful of the obligation to continuously reassess the segment reporting, especially in light of the transition of the Chief Executive Officer at the end of this fiscal year. We will monitor and revise accordingly.
* * * * *
As requested by the Staff, we acknowledge:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ B. Craig Owens
B. Craig Owens
Senior Vice President — Chief Financial Officer and Chief Administrative Officer

cc:	Douglas R. Conant Ellen O. Kaden Anthony P. DiSilvestro Michael Fay — Securities and Exchange Commission

Enclosures:	Exhibits A and B*

*	Exhibits A and B are omitted from this response pursuant to a confidential treatment request under 17 C.F.R. § 200.83.